Freedom of Choice



Ameritrade 2001 Annual Report

At Ameritrade, we are committed to giving investors the power to define their financial freedom any way they choose. We provide them with effective resources, we seek best execution for their trades, we give them meaningful choices, and we create real value.

In 2001, Ameritrade took decisive steps to enhance this commitment by unlocking the potential of the acquisitions and investments the Company has made in the past several years. We organized our subsidiaries, products and capabilities into two business units—a Private Client Division and an Institutional Client Division—tailoring our features and functionality to meet the specific needs of institutions and individual investors.

The result? Greater choice than ever before for investors and the institutions that serve them. And more freedom for our clients to define, plan and reach their financial goals.



To Our Shareholders This past year has been one of significant achievements through challenging times. Like many other businesses, Ameritrade ended 2001 a very different company than when we began our fiscal year. While our competitive environment, our economic world and our civilization have all changed significantly, Ameritrade enters 2002 efficient, disciplined, flexible and focused.

Now is a tremendously exciting time at Ameritrade. I joined the Company in March because I believe strongly in the future of both online investing and Ameritrade. Americans continue to embrace technology and the Internet as a powerful, efficient way to help manage their lives. As democracy and capitalism continue to spread throughout the world, technology will follow. To put it succinctly, ours is a rapidly growing industry with incredible potential. Within the industry, Ameritrade has a reputation as a leader in innovation, value and brand. These strengths have served the Company well over 26 years and are the cornerstone for the next phase of growth.

In order to build on our existing strengths and advance Ameritrade to the next level, I have set three priorities:

→ to enhance the client experience;
→ to deliver greater value to shareholders; and
→ to enhance the pride and dedication of our employees.

To achieve these goals, we took several significant steps. We put together a management team focused on results. We undertook the largest reorganization in Ameritrade's history. We strengthened our balance sheet and we restructured our organization into two business units: A Private Client Division and an Institutional Client Division. This framework of *one team with one brand, two business units and a singular vision* is the heart of our strategy going forward.

Joseph H. Moglia, Chief Executive Officer

One Team with One Brand
Two Business Units
And a Singular Vision

Reorganization and Client Segmentation Strategy Instead of a one-size-fits-all approach, Ameritrade has identified three Private Client segments and five Institutional Client segments with distinct, but sometimes synergistic needs. We believe Ameritrade can deliver customized, personalized products and services that provide clients with better choice and value.

Ameritrade's focus has traditionally been on individual retail clients—what now makes up our Private Client Division. Our Institutional Client Division is a new business unit which pulls together products, tools and a sales team that have been in place for years. Through this wholesale distribution channel, Ameritrade offers clearing services, brokerage capabilities and advisor tools as co-branded or "private-label" products—essentially embedding our functionality and resources with our institutional clients' interactions with their customers. During the year, we announced partnerships with Principal Financial Group, Federated Department Stores, Persumma and GMAC Bank. All of which will open new channels to serve more investors and increase transaction volume.

Filling the Pipe Ameritrade's brokerage infrastructure now processes about 100,000 trades per day—but has the capacity to handle more than triple that amount. We have, in essence, built and paid for a huge transaction "pipe." That enormous scalability is one of our key advantages as we continue to build our account base through organic growth and acquisitions.

Most of our infrastructure, technology and automation costs are fixed—meaning it is not significantly more expensive for us to handle 200,000 trades a day than it is to handle 100,000 trades a day. We are projecting that Ameritrade's revenues for 2002 will grow by 5 to 10 percent and that we will reduce operating expenses 5 to 10 percent. With our current cost structure, every incremental dollar in revenue will result in 85 cents to our pre-tax income—an 85 percent incremental operating margin.

Current Transaction Volume

Current Transaction Capacity

Growth in Challenging Times During one of the most difficult years for the financial industry, Ameritrade led our peer group in account growth. We posted a 45 percent increase in accounts over the previous year, totaling 1,794,000 at fiscal year end. We also played the role of industry consolidator, acquiring TradeCast and National Discount Brokers Corporation (NDB.com). We are especially proud of the speed and efficiency with which we closed on the NDB.com transaction—just 37 days. And the acquisition was immediately accretive to our earnings.

Both acquisitions were great for Ameritrade in that they immediately increased revenues and added trades to our transaction "pipe." But we have gone on to extract additional value from both acquisitions by leveraging the technology and client offerings into new investing platforms for our Private Client Division. The technology that was acquired from TradeCast is the platform for our Ameritrade Pro™ offering and NDB.com's award-winning Web site is the foundation for Ameritrade Plus.™

We will continue to look for more acquisitions that provide the right strategic fit, technological advantages and high potential for immediate and long-term returns. We can grow both retail and institutional businesses and make revenues more profitable by bringing additional trading activity into our lean cost structure. We believe we are an industry leader in capitalizing on acquisitions because of the way we manage our business.

Managing for Profitability Market conditions greatly impacted our net revenues and income in 2001. Our net revenues were off 22 percent from fiscal 2000 to $454.7 million, producing a $91.2 million net loss or $(0.49) per share. Excluding non-recurring income and charges, the loss was $40.5 million or $(0.22) per share. However, we eliminated redundancies and further streamlined our business for the long-term. During the second half of the year, the true strengths—and the true potential—of these efforts began to


45 Percent Growth in Accounts
75 Percent of Debt Eliminated

shine. By the third and fourth quarters, we delivered positive cash flow and break-even results from operations, despite one of the most difficult markets in decades.

We also strengthened our balance sheet, eliminating 75 percent of our debt and reducing our debt-to-equity ratio to 19 percent—down from 104 percent at the beginning of the year.

For 2002, if business declines by one-third from the 2001 level and our fixed costs do not increase, we expect to produce a profit. On the upside, if business increases by 15 to 20 percent in 2002, Ameritrade could potentially show a $0.55 to $0.60 per share turnaround in profitability from last year.

United and Disciplined Team All the financial controls, market segmentation, product development and technology mean very little unless surrounded by an organization that acts on the belief that empowering the self-directed investor is the single most important goal. The dedication and determination of our employees greatly contributed to the achievements we made in 2001, especially in the face of a tough business climate.

Our management team has the focus and skills necessary to balance short-term profitability with long-term growth. While some of us are either new to Ameritrade or new to our positions, as veterans of this industry, we recognize the opportunity before us.

With our new management team in place, restructuring complete, client segmentation strategy set, new products launched and a stronger balance sheet, we are in an excellent position going into 2002. We are steadfast on building *one team with one brand, two business units and a singular vision*. This vision and our three priorities—our clients, shareholders and employees—will ensure great success for the future.

Sincerely,

Joseph H. Moglia, Chief Executive Officer

The Evolution of Ameritrade For 26 years, Ameritrade Holding Corporation has been the champion of the self-directed investor. We have been innovators, creating tools that enable individuals to make their own investment decisions, and to act efficiently and effectively to carry them out. We were one of the first companies to recognize and utilize the Internet to make the Ameritrade value proposition available to more Americans. I am proud to have contributed to this revolution, and to have guided Ameritrade as we expanded the frontiers of investing.

I have seen markets rise and fall and rise again. I remember the good securities markets of the 1960's. I started this company right after the recession of 1973-1974, and lived through the steep recession of 1981-1982 and the dramatic fall of October 19, 1987. Through each of these market cycles, Ameritrade has prospered by being an innovator and a low-cost producer, focusing on the needs of the individual investor.

All recessions are different, but they all bring change, which fosters opportunity and rewards the adapters and innovators. As with past recessions, Ameritrade is using this period of change to grow and prosper.

This past year, we continued to innovate and leverage technology to provide better value and choice for our clients. We added new products, reorganized around specific client needs in a new segmentation strategy and acquired two outstanding companies. This was all done while we were strengthening our balance sheet. However, I think the most important decision that was made during the year was to add new executives such as Joe Moglia to fill out our executive ranks. Joe and his management team are one of the most capable and seasoned executive teams in the brokerage industry. Joe joins Ameritrade after a successful 17-year career as a top executive with Merrill Lynch. Your Board of Directors and I worked diligently over the last several years to assemble this team. Since he joined Ameritrade, Joe has reorganized and galvanized a group of senior executives, who share his optimism and enthusiasm, and are carrying it forward throughout our organization. I am very excited to work with Joe, our Executive Management Team and all of our employees in the coming years to capture the enormous opportunities that lie ahead. I know that this is just the beginning of great things to come from Joe and these additional executives.

We are now at the beginning of the next generation of Ameritrade's business cycle. As we emerge from the first recession in a decade, we are not content to sit idly by and wait for the market to recover. We are making aggressive decisions to make money now and position Ameritrade more effectively for the future.

We're a company that understands our industry, the intricacies of the online brokerage business and what it takes to succeed. We are leveraging this knowledge to effectively serve each client segment—thereby enabling us to rapidly and profitably gain market share.

As a fellow shareholder, I want you to know that I feel a sense of urgency to capitalize on opportunities now that will yield results both in the near- and long-term. We are committed to profitability and have built an infrastructure to support that commitment in virtually any market condition. I assure you, I will do everything in my power to take advantage of the growth potential in our industry and Ameritrade's leadership position within it.

There is no doubt in my mind where we are headed as a company. With the capabilities we have developed, the market position we are growing and the quality of our people, Ameritrade is on track to becoming the undisputed leader in our industry, as measured by the most meaningful yardstick of all—the value we provide our clients and deliver to our shareholders.

Sincerely,



J. Joe Ricketts, Chairman and Founder



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Private Client Division Individual investors do not come in one size. Or with one set of needs. We have identified and developed around specific client segments in which our tools, information and choices match investor priorities.


Ameritrade
Ameritrade Plus
Ameritrade Pro

Ameritrade® and the familiar $8 price point have historically been our core offering. It is where we excel at serving the self-directed investor with advanced trading systems and value pricing. These clients are active self-directed investors and traders who want fast transaction processing and best execution. Because these clients are typically technologically savvy, we now offer the Ameritrade Advantage™—subscription services that provide more customization and choice to this group of investors. Ameritrade Advantage, which includes Super StreamMachine™ and Advanced Analyzer,™ offers access to real-time market data and information to match their level of investing sophistication. "Beating Wall Street is not what my life is about. But I do have specific financial goals. This is the most logical set of tools I have seen for the way I invest." Cynthia Helle


Cynthia Helle
understand

Ameritrade Plus The acquisition of NDB.com has given us immediate inroads to a segment of investors that appreciates value, but also wants tools for long-term portfolio management. For self-directed investors who are not active traders, but still want sophisticated research and analysis, Ameritrade Plus is the answer. It retains many of the award-winning NDB.com Web site features, including streaming quotes, portfolio management tools and investor education, while offering additional features, such as an assigned account executive. “We are going to live with this portfolio for a long time. In fact, we hope to live off of it for a long time. So we want to be as smart as possible with the investment choices we make.” Theodore and Faye Fels


plan

Theodore and Faye Fels

Ameritrade Pro is our product for semi-professional and highly active traders. This Windows-based software package provides access through a licensed broker-dealer to the ECNs and exchanges, analysis tools, customizable charts and options trading. The speed of execution, real-time data and flexibility of Ameritrade Pro give our clients the fast, reliable tools that help them maximize returns. "I am just one person, but I am trading with the biggest institutions in the business. So execution and order routing control are not luxuries—they are necessities. Ameritrade Pro levels the playing field." Jason Creps


Jason Creps
win

Institutional Client Division We intend to grow our account base and expand our revenues by targeting specific segments of the institutional space with relevant products, tools and services, and by leveraging our core competencies of trade execution, technology and client service.


TradeCast
by Ameritrade
Ameritrade
Clearing
Ameritrade
Corporate Services
Ameritrade
Advisor Services
Ameritrade
Financial Services

TradeCast by Ameritrade™ is a direct-access, fee-based service that provides order management and decision-support tools to such clients as broker-dealer day trading operations, proprietary day trading firms and hedge funds. These fast-moving money-management clients place a premium on information, speed and value—a set of needs that Ameritrade is now particularly well equipped to fill with the acquisition of TradeCast and the alignment of its technology with our existing infrastructure. "This business is all about handling high volume reliably. TradeCast provides that and gives us an adaptable platform for all our traders." Peter Bomberger, Registered Representative, EXT


connect

Peter Bomberger, Registered Representative, EXT

Ameritrade Clearing™ provides innovative clearing services for broker-dealers across the price and service spectrum, including discount and full-service broker-dealers, banks, day trading firms and registered investment advisors. We have created a product-oriented sales organization to rapidly increase our visibility in this segment. For these clients, Ameritrade offers an excellent combination of service, value and order routing technology. "When placing customer orders, Ameritrade provides me with excellent service plus access to accurate historical data. And that gives me the security that I need." Heidi Wilson, Principal, Wilson-Davis & Co.


deliver

Heidi Wilson, Principal, Wilson-Davis & Co.

Ameritrade Corporate Services™ provides self-directed brokerage services to employees and executives of corporations, either directly in partnership with the corporation or through joint marketing relationships with third party administrators, such as 401(k) providers and employee benefit consultants. Our partners benefit by offering a co-branded brokerage experience, which expands the investment choices available to their employee investors without incurring the expense or overhead of managing their own back-end system. "When Principal Financial Group offered the Web trading option through Ameritrade to my company six months ago, I was skeptical. But it is incredibly easy. And now I have finally got my retirement investment decisions in my own hands." John Brummit, Senior Accounting Manager, HyVee, Inc.


succeed

John Brummit,
Senior Accounting Manager, HyVee, Inc.

Ameritrade Advisor Services™ has been established as a low-cost alternative for independent financial advisors and independent broker-dealer-affiliated registered investment advisors. Our focus is on assisting advisors to better meet their clients' needs. Our Web-based ordering routing system provides a fast and efficient means of seeking best execution for client trades. Through our advisor and client Web sites, advisors can manage client transactions and supply information with greater value and efficiency. "What Ameritrade allows us to do is maintain a larger base of clients—something no one else could deliver for us as efficiently. Now, we can take those clients off hold and fulfill their needs." Trevon Hunt, Senior Account Manger, Zacks Investment Research, Inc.


guide
Trevon Hunt, Senior Account Manager,
Zacks Investment Research, Inc.

Ameritrade Financial Services™ offers a co-branded or private-label trading platform for distribution to our partners' customers, including banks, third party providers and credit unions. Our clients have the flexibility to tailor Web site design or our turnkey solution. They also have the option of leveraging the powerful Ameritrade brand in their investor communications. "Empowering. That's the strategy behind our alliance with Ameritrade. Together, we have created a robust, co-branded online trading platform for General Motors and GMAC employees and customers that lets them take control of their financial futures." Craig Apatov, Senior Vice President, Chief Marketing Officer, GMAC Bank


invent
Craig Apatov, Senior Vice President,
Chief Marketing Officer, GMAC Bank

Financial Contents

Selected Financial Data

in thousands, except share and per share amounts and operating data

Fiscal Year Ended	Sept. 28, 2001	Sept. 29, 2000	Sept. 24, 1999	Sept. 25, 1998	Sept. 26, 1997
Consolidated Statements of Operations Data					
Revenues:					
Commissions and clearing fees	$269,384	$389,742	$188,082	$ 84,509	$ 51,937
Interest revenue	191,530	242,819	116,162	66,716	36,623
Equity income from investments	—	—	—	5,083	3,444
Other	37,763	21,890	10,213	5,956	3,663
Total revenues	498,677	654,451	314,457	162,264	95,667
Client interest expense	43,947	74,019	42,435	28,373	18,061
Net revenues	454,730	580,432	272,022	133,891	77,606
Operating expenses:					
Employee compensation and benefits	147,657	144,883	74,353	36,083	19,291
Communications	39,896	36,394	18,591	12,926	5,623
Occupancy and equipment costs	73,449	45,249	14,992	7,623	3,729
Depreciation and amortization	36,033	21,624	6,753	3,362	2,056
Professional services	57,422	71,478	40,644	11,530	2,134
Interest on borrowings	11,067	16,412	4,463	905	368
Other	48,438	38,836	34,401	18,112	9,138
Total operating expenses	413,962	374,876	194,197	90,541	42,339
Operating margin	40,768	205,556	77,825	43,350	35,267
Advertising	134,770	225,820	59,717	43,614	13,842
Gain on sale of investments	(9,692)	—	—	(795)	—
Debt conversion expense	62,082	—	—	—	—
Income (loss) before income taxes	(146,392)	(20,264)	18,108	531	21,425
Provision (benefit) for income taxes	(55,215)	(6,638)	6,569	321	7,603
Net income (loss)	$ (91,177)	$ (13,626)	$ 11,539	$ 210	$ 13,822
Basic earnings (loss) per share	$ (0.49)	$ (0.08)	$ 0.07	$ 0.00	$ 0.08
Diluted earnings (loss) per share	$ (0.49)	$ (0.08)	$ 0.07	$ 0.00	$ 0.08
Weighted average shares outstanding—basic	185,830	175,025	174,342	174,188	165,228
Weighted average shares outstanding—diluted	185,830	175,025	175,745	174,444	165,234

Fiscal Year Ended	Sept. 28, 2001	Sept. 29, 2000	Sept. 24, 1999	Sept. 25, 1998	Sept. 26, 1997
Operating Data					
Average client trades per day	101,998	114,332	49,305	18,407	6,571
Number of core accounts[1]	1,794,000	1,233,000	560,000	306,000	98,000
Assets in client accounts (in billions)	$ 26.1	$ 36.0	$ 22.9	$ 11.4	$ 7.3
Net revenue per trade	$ 18.05	$ 19.53	$ 21.98	$ 28.98	$ 46.87
Operating expense per trade	$ 16.43	$ 12.61	$ 15.69	$ 19.60	$ 25.57
Operating margin percentage[2]	9%	35%	29%	32%	45%
Return on average equity[3]	(38)%	(6)%	8%	0%	28%

As of	Sept. 28, 2001	Sept. 29, 2000	Sept. 24, 1999	Sept. 25, 1998	Sept. 26, 1997
Consolidated Balance Sheet Data					
Cash and segregated investments	$2,068,391	$ 338,307	$1,019,370	$ 527,982	$373,286
Receivable from clients and correspondents, net	971,823	2,926,981	1,526,801	647,122	325,407
Total assets	3,653,871	3,798,236	3,037,083	1,290,402	757,357
Payable to clients and correspondents	2,777,916	2,618,157	2,057,346	1,136,082	666,279
Notes payable	70,145	275,000	200,000	11,000	—
Stockholders' equity	371,433	264,168	220,463	84,572	66,989

(1) Core accounts consist of open accounts in the Company's Private Client Division.

(2) Operating margin percentage is computed by dividing operating margin by net revenues.

(3) Return on average equity is computed by dividing net income (loss) by stockholders' equity averaged on a quarterly basis.

Fiscal 2000 was a 53-week year. All other periods presented are 52-week years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward-looking statements. Factors that may cause such differences include, but are not limited to: the effect of client trading patterns on Company revenues and earnings; computer system failures; trading volumes in excess of our capacity; the effects of competitors' pricing, product and service decisions and intensified competition; evolving regulation and changing industry customs and practices adversely affecting the Company; adverse results of litigation; changes in revenues and profit margin due to cyclical securities markets and interest rates; a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices and trading volumes; and the other risks and uncertainties set forth under the heading "Risk Factors" in Part II of the Company's annual report on Form 10-k for the fiscal year ended September 28, 2001.

In particular, the following statements contained in this discussion are forward-looking statements: our expectations regarding the significant trends that will affect our financial condition and results of operations; our expectations regarding the decrease and rate of decline of average commission and clearing fees per trade; our expectations regarding growth of net interest revenue; our expectations regarding growth of other revenues; our estimation of annualized employee compensation and benefits savings; our expectation regarding the growth in communication expenses; our expectations regarding our adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*; our estimation of savings in annualized cash interest payments on the convertible subordinated notes; our expected amount of advertising expenses; our anticipated capital and liquidity needs and our plans to finance such needs; our expectations regarding the modification and extension of our revolving credit agreement; and our expectations regarding the impact of recently issued accounting pronouncements.

Unless otherwise indicated, references to "we," "us," or "Company" in this document mean Ameritrade Holding Corporation and its subsidiaries.

Overview

We provide securities brokerage and clearing execution services to our clients. Our principal operating subsidiaries consist of several introducing broker-dealer operating units and our wholly-owned securities clearing firm, Advanced Clearing, Inc. ("Advanced Clearing"). During fiscal 2001, substantially all of our net revenues were derived from our brokerage activities and clearing and execution services.

Our primary focus is serving retail clients by providing services at prices that are lower than our major competitors. Our brokerage clients are able to trade securities with us through a variety of media, principally the Internet. We provide our clients with investment news and information as well as educational services. We also provide clearing and execution services to our brokerage operations as well as to unaffiliated broker-dealers.

Our largest sources of revenues are commissions earned from our brokerage activities and associated securities transaction clearing fees. Our other principal source of revenue is net interest revenue. Net interest revenue is the difference between interest revenues and client interest expense. Interest revenues are generated by charges to clients on margin balances maintained in brokerage accounts and the investment of cash from operations and cash segregated in compliance with federal regulations in short-term marketable securities. Client interest expense consists of amounts paid or payable to clients based on credit balances maintained in brokerage accounts. We also receive payment for order flow, which results from arrangements we have with many execution agents to receive cash payments in exchange for routing trade orders to these firms for execution.

Our largest operating expense generally is employee compensation and benefits. Employee compensation and benefits expense includes salaries, bonuses, group insurance, contributions to benefit programs, recruitment and other related employee costs. Communications expense includes telecommunications, postage, news and quote costs. Occupancy and equipment costs include the costs of leasing and maintaining our office spaces and the lease expenses on computer and other equipment. Depreciation and amortization includes depreciation on property and equipment, as well as amortization of goodwill and other intangible assets. Professional services expense includes costs paid to outside agencies for assistance with legal, accounting, technology, marketing and general management issues. Other operating expenses include commissions and clearance expenses, provision for losses, client execution price adjustments, travel expenses and other miscellaneous expenses. In addition, our costs related to the processing of client confirmations, statements and other communications are included in this category. Advertising costs are expensed as incurred and include production and placement of advertisements in various media, including online, television, print and direct mail. Advertising expenses may increase or decrease significantly from period to period.

We believe that the online brokerage market is currently impacted by four significant trends that may affect our financial condition and results of operations. First, commissions charged to clients of online brokerages have steadily decreased over the past several years but have stabilized over the past two years. Payment for order flow, which is a component of commissions and clearing fees revenue, has declined this year due to stock market decimalization. Although decreased commissions per trade have had a negative effect on our commission and clearing fee revenue per trade, our experience to date indicates that lower commissions per trade result in increased account activity and increased commission and clearing fee revenue in the aggregate. Second, technology has increased in importance, as delivery channels such as the Internet have become more prevalent. The vast majority of our trades are now placed through electronic media, primarily the Internet. This increased use of electronic media has helped to decrease operating expenses per trade over the past several years and we believe this trend will continue. Third, the effects of price competition and required investment in technology have resulted in some consolidation in the industry. Finally, we believe the intense advertising and promotional efforts by our major competitors and us are making it increasingly difficult for new entrants to make a competitive impact without substantial financial resources to invest in building a brand.

Our fiscal year ends on the last Friday in September. References to fiscal year in this document or in the information incorporated herein by reference are to the approximate twelve-month period ended on any such Friday. For example, "fiscal 2001" refers to the fiscal year ended September 28, 2001. Note references are to the accompanying Notes to Consolidated Financial Statements.

Results of Operations

Fiscal Year Ended September 28, 2001
Compared to Fiscal Year Ended September 29, 2000

Net Revenues

Commissions and clearing fees decreased 31 percent to $269.4 million in fiscal 2001 from $389.7 million in fiscal 2000. This decrease was primarily attributable to an 18 percent decrease in commissions and clearing fees per trade to $10.69 for fiscal 2001 from $13.11 for fiscal 2000, and an 11 percent decrease in the average number of trades processed per day to 102,000 in fiscal 2001 from 114,000 in fiscal 2000. The decrease in commissions per trade was due primarily to our clients increasingly using the Internet to place trades, as we charge lower commissions for Internet trades than for trades placed through other means, growth in our Freetrade.com™ client base, a lower commission structure for option trades and lower payment for order flow revenue per trade. Payment for order flow revenue per trade has decreased due primarily to regulatory changes, including stock market decimalization. We expect average commission and clearing fees per trade to continue to decrease somewhat due to the growth in the number of lower revenue Internet equity trades and the effect of decimalization. However, we believe the rate of decline in average commission will be lower than the rate of decline experienced over the past two years because the vast majority of our clients' trades are now being submitted using the Internet. In addition, our client segmentation strategy may mitigate the decline in commissions per trade by attracting clients to higher commission product offerings. The decrease in transaction processing volume was primarily a result of significantly lower client trading activity during fiscal 2001, compared to unusually high client trading activity throughout much of fiscal 2000. Clients averaged approximately 17 trades per account during fiscal 2001, compared to approximately 32 trades per account during fiscal 2000.

In addition, there were fewer trading days during fiscal 2001 than fiscal 2000 due to fiscal 2000 being a 53-week fiscal year and four days of market closures in fiscal 2001 due to the September 11 terrorist attacks. The decreased volume per account was partially offset by a significant increase in client accounts resulting primarily from the substantial advertising expenditures made by us during the past few years, and 215,000 core accounts added through our acquisition of National Discount Brokers Corporation ("NDB.com"). Client accounts increased to approximately 1,794,000 at September 28, 2001, from approximately 1,233,000 at September 29, 2000.

Net interest revenue decreased 13 percent to $147.7 million in fiscal 2001 from $168.8 million in fiscal 2000. This decrease was due primarily to a decrease of 36 percent in average client and correspondent receivables and a decrease of approximately 30 basis points in the average interest rate charged on client and correspondent receivables, partially offset by a 109 percent increase in average cash and investments, including cash and investments segregated in compliance with federal regulations, in fiscal 2001 compared to fiscal 2000. We generally expect net interest revenue to grow as our account base grows. However, it will also be affected by changes in interest rates and fluctuations in the levels of client margin borrowing and deposits.

Other revenues increased 73 percent to $37.8 million in fiscal 2001 from $21.9 million in fiscal 2000, due primarily to the implementation of a $15 per quarter fee during the third quarter of fiscal 2001 on accounts that do not meet certain minimum levels of trading activity or assets. In addition, fees charged to third party broker-dealers for orders placed through the TradeCast licensed order entry software system also contributed to the increase. We expect other revenues to continue to grow during fiscal 2002 due to the full year effect of account maintenance fees and TradeCast, and revenues from new service offerings such as Super StreamMachine™ and Advanced Analyzer.™

Expenses Excluding Client Interest

Employee compensation and benefits expense increased two percent to $147.6 million in fiscal 2001 from $144.9 million in fiscal 2000, due in part to severance costs associated with staff reductions during fiscal 2001 (see Note 15), and costs associated with the hiring of a new Chief Executive Officer during the second quarter of fiscal 2001. Full-time equivalent employees decreased 23 percent to 1,970 at the end of fiscal 2001 from 2,573 at the end of fiscal 2000. Through staff reductions during fiscal 2001, the Company estimates it will achieve approximately $25 million in annualized employee compensation and benefits savings.

Communications expense increased 10 percent to $39.9 million in fiscal 2001 compared to $36.4 million in fiscal 2000, primarily due to higher quote and market information costs and additional communication expenses for TradeCast. Communication expenses are expected to increase at a slower rate than accounts and transactions processed, as the lower-cost Internet continues to be the predominant communication channel with our clients. The Company implemented electronic confirmations and statements during fiscal 2001, which we expect will further slow the growth of communications expense.

Occupancy and equipment costs increased 62 percent to $73.4 million in fiscal 2001 from $45.2 million in fiscal 2000. This increase was due primarily to the lease of equipment and additional office space. In fiscal 2000, we added approximately 150,000 square feet of additional space in Baltimore, Maryland; Ft. Worth, Texas; Omaha, Nebraska; Chicago, Illinois; and American Fork, Utah. We also have leased additional equipment over the past two fiscal years. Occupancy and equipment costs in Houston, Texas related to TradeCast also contributed to the increase. In addition, a portion of the increased occupancy and equipment costs was due to restructuring costs (see Note 15).

Depreciation and amortization increased 67 percent to $36.0 million in fiscal 2001, from $21.6 million in fiscal 2000, due primarily to depreciation on additional equipment, furniture and leasehold improvements added during fiscal 2000 to accommodate growth and additional goodwill amortization resulting from the TradeCast acquisition. Our adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, will eliminate future goodwill amortization, which accounted for approximately $6.7 million of the depreciation and amortization expense during fiscal 2001.

Professional services expense decreased 20 percent to $57.4 million in fiscal 2001 from $71.5 million in fiscal 2000. This decrease was primarily due to higher usage of marketing and technology consulting services during the first half of fiscal 2000, including consulting costs related to the development of OnMoney.

Interest on borrowings decreased 33 percent to $11.1 million in fiscal 2001 from $16.4 million in fiscal 2000, due to lower average interest rates and the conversion of $152.4 million of convertible subordinated notes in February 2001 (see Note 7). As a result of the debt conversion, the Company will save approximately $8.8 million in annualized cash interest payments on the convertible subordinated notes.

Other operating expenses increased 25 percent to $48.4 million in fiscal 2001 compared to $38.8 million in fiscal 2000, primarily due to $20.1 million of asset impairment charges related to our reorganization in fiscal 2001 (see Note 15), partially offset by the effect of lower transaction processing volumes.

Advertising expenses decreased 40 percent to $134.8 million in fiscal 2001 from $225.8 million in fiscal 2000. The continuing high level of advertising expenditures was principally related to our efforts to build and maintain awareness of the Ameritrade brand and was primarily responsible for the significant increase in the number of client accounts realized by us during the period. However, due to adverse stock market conditions and a historically slow market for new accounts during the summer, we reduced our advertising expenditures during the second half of fiscal 2001. We have budgeted approximately $70 to $90 million for advertising for fiscal 2002.

Gain on sale of investment consists of a gain of approximately $9.7 million on the sale of our preferred stock of Epoch Partners, Inc. ("Epoch") during fiscal 2001. We sold our interest in Epoch for approximately $16.4 million in cash.

Debt conversion expense consists of $58.7 million of cash paid to holders of the convertible subordinated notes in connection with the conversion of $152.4 million of the notes into 4.7 million shares of Class A Common Stock, and $3.4 million of deferred note origination costs written off related to the converted notes (see Note 7).

Income tax benefit was $55.2 million in fiscal 2001 compared to $6.6 million in fiscal 2000. The effective income tax rate in fiscal 2001 was 38 percent compared to 33 percent in fiscal 2000, as described in Note 8.

Fiscal Year Ended September 29, 2000
Compared to Fiscal Year Ended September 24, 1999

Net Revenues

Commissions and clearing fees increased 107 percent to $389.7 million in fiscal 2000 from $188.1 million in fiscal 1999. This increase was primarily due to an increase in transactions processed, as average trades per day increased to 114,000 in fiscal 2000 compared to 49,000 in fiscal 1999. Core brokerage accounts increased to approximately 1,233,000 at the end of fiscal 2000 from approximately 560,000 at the end of fiscal 1999. The increase in transaction volume was partially offset by a decrease in commissions and clearing fees per trade by 14 percent to $13.11 for fiscal 2000 from $15.20 for fiscal 1999. The decrease in commissions per trade was due primarily to our clients increasingly using the Internet to place trades, as we charge lower commissions for Internet trades than for trades placed through other means.

Net interest revenue increased 129 percent to $168.8 million in fiscal 2000 from $73.7 million in fiscal 1999. This increase was due primarily to an increase of 123 percent in average client and correspondent receivables and an increase of approximately 110 basis points in the average interest rate charged on client and correspondent receivables, partially offset by a 55 percent increase in average client and correspondent payables, in fiscal 2000 compared to fiscal 1999.

Other revenues increased to $21.9 million in fiscal 2000 from $10.2 million in fiscal 1999, due primarily to an increase in marketing and service fees paid to us by mutual funds as a result of holding more client mutual fund assets.

Expenses Excluding Client Interest

Employee compensation and benefits expense increased to $144.9 million in fiscal 2000 from $74.4 million in fiscal 1999, due primarily to an increase in full-time employees. Full-time equivalent employees increased eight percent to 2,573 at the end of fiscal 2000 from 2,379 at the end of fiscal 1999. We also incurred higher temporary employee expense to accommodate the unusually high trading volume and account growth in fiscal 2000.

Communications expense increased to $36.4 million in fiscal 2000 compared to $18.6 million in fiscal 1999, primarily due to the large increase in transaction processing volume, partially offset by the effect of our clients' increasing use of the Internet as their predominant communication channel.

Occupancy and equipment costs increased to $45.2 million in fiscal 2000 from $15.0 million in fiscal 1999. This increase was due primarily to the lease of equipment and additional office space. In fiscal 2000 and fiscal 1999, we added approximately 150,000 square feet and 250,000 square feet of additional space, respectively. We also leased additional equipment to accommodate growth.

Depreciation and amortization increased to $21.6 million in fiscal 2000, from $6.8 million in fiscal 1999, due primarily to depreciation on additional equipment, furniture and leasehold improvements added to accommodate growth.

Professional services expense increased to $71.5 million in fiscal 2000 from $40.6 million in fiscal 1999. The increase was primarily due to higher usage of marketing and technology consulting services during fiscal 2000, including consulting costs related to the development of OnMoney.

Interest on borrowings increased to $16.4 million in fiscal 2000 from $4.5 million in fiscal 1999, due to the issuance of $200 million of convertible subordinated notes in August 1999, and higher average borrowings on our revolving credit agreement to accommodate growth in client margin receivables.

Other operating expenses increased to $38.8 million in fiscal 2000 compared to $34.4 million in fiscal 1999, primarily due to impairment charges of approximately $4.7 million recorded in fiscal 2000 related to specific software applications which we discontinued.

Advertising expenses increased to $225.8 million in fiscal 2000 from $59.7 million in fiscal 1999. The high level of advertising expenditures was principally related to our efforts to build and maintain awareness of the Ameritrade brand and was primarily responsible for the significant increase in the number of client accounts realized by us during the period.

The effective income tax rate in fiscal 2000 was 33 percent compared to 36 percent in fiscal 1999, as described in Note 8.

Liquidity and Capital Resources

We have historically financed our liquidity needs primarily through the use of funds generated from operations and from borrowings under our credit agreements. We have also raised funds in the past through an initial public offering of common stock in fiscal 1997 and the issuance of convertible subordinated notes in fiscal 1999. Our liquidity needs during fiscal 2001 were financed primarily by operating cash flows and borrowings under our credit facilities. We anticipate continued capital and liquidity needs during fiscal 2002 to meet the net capital requirements associated with the transfer of the client accounts of NDB.com (see Note 2) from a third party clearing firm to our subsidiary, Advanced Clearing, and to accommodate our advertising campaign. We plan to finance our capital and liquidity needs primarily from our operating cash flows and borrowings on our credit facility. In addition, we may issue equity or debt securities of the Company. We may also sell, or enter into a forward contract to sell, some or all of our interest in Knight Trading Group, Inc. ("Knight").

If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders may be reduced, stockholders may experience additional dilution in net book value per share or such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. There can be no assurance that additional financing will be available when needed on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

Dividends from subsidiaries are another source of liquidity for the holding company. Some of our subsidiaries are subject to requirements of the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers relating to liquidity, capital standards and the use of client funds and securities, which limit funds available for the payment of dividends to the Company.

Under the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), our broker-dealer subsidiaries are required to maintain at all times at least the minimum level of net capital required under Rule 15c3-1. This minimum net capital level is determined based upon an involved calculation described in Rule 15c3-1, but takes into account, among other things, each broker-dealer's "net debit items" which primarily are a function of client margin receivables at our broker-dealer subsidiaries. Since our net debit items can fluctuate significantly, our minimum net capital requirements can also fluctuate significantly from period to period. Historically, we have utilized our revolving credit facility as a mechanism to provide additional capital as needed to meet net capital requirements, and the balance on our revolving credit facility often has fluctuated significantly from period to period due to changes in our net capital requirements.

Our broker-dealer subsidiaries had net capital, in the aggregate, of $60.2 million and $226.8 million as of September 28, 2001 and September 29, 2000, respectively, which exceeded aggregate minimum net capital requirements by $38.8 million and $164.1 million, respectively. Subsidiary net capital in the amount of $21.4 million and $62.7 million as of September 28, 2001 and September 29, 2000, respectively, was not available for transfer to the holding company. The decrease in net capital in fiscal 2001 was primarily due to net repayments on our loan agreements and cash paid in connection with the conversion of $152.4 million of convertible subordinated notes (see "Convertible Subordinated Notes") to Class A Common Stock.

Cash Flow

Cash used in operating activities was $47.3 million in fiscal 2001, compared to $18.3 million in fiscal 2000 and $30.3 million in fiscal 1999. The increase in cash used in operations during fiscal 2001 was primarily due to debt conversion expense of $37.2 million (net of income taxes).

Cash provided by investing activities was $1.2 million in fiscal 2001, compared to cash used in investing activities of $54.4 million in fiscal 2000 and $55.5 million in fiscal 1999. Uses of cash in all periods were primarily related to purchases of property and equipment and acquisitions, offset in fiscal 2001 by proceeds from sales of property and equipment, proceeds from the sale of our interest in Epoch and cash acquired in acquisitions.

Cash used in financing activities was $52.1 million in fiscal 2001, compared to cash provided by financing activities of $75.5 million in fiscal 2000 and $189.6 million in fiscal 1999. The financing activities consisted primarily of net repayments on our loan agreements (see "Loan Agreements") in fiscal 2001, net proceeds from borrowings on the revolving credit agreement in fiscal 2000 and proceeds from the issuance of the convertible subordinated notes, net of repayments on the revolving credit agreement in fiscal 1999. We borrowed $58.7 million on our loan agreements during fiscal 2001 to finance the conversion of $152.4 million of convertible subordinated notes (see "Convertible Subordinated Notes") to Class A Common Stock.

Loan Agreements

As of September 28, 2001, we maintained an amended and restated revolving credit agreement dated January 25, 2000, as subsequently amended, with a bank group. The revolving credit agreement, as amended, permitted borrowings up to $35 million through December 31, 2001, and was secured primarily by 7.0 million shares of our Knight common stock and our stock in our subsidiaries. The Company could borrow up to 70 percent of the fair market value of the pledged Knight stock, subject to certain limitations. If, on any day, the principal loan amount outstanding exceeded 80 percent of the fair market value of the pledged Knight stock, we were required, within two business days, to pay down the loan or pledge additional Knight stock such that the principal loan amount then outstanding would not exceed 70 percent of the then current fair market value of the pledged Knight stock. The interest rate on borrowings was determined on a monthly basis based on the greater of (i) the prime rate or (ii) 90-day LIBOR plus 2.25 percent. At September 28, 2001, the interest rate on this borrowing was 6.25 percent. We also paid a maintenance fee of 0.5 percent of the unused borrowings. We had outstanding indebtedness under the revolving credit agreement of $22.5 million at September 28, 2001 and $75 million at September 29, 2000.

On December 7, 2001, we agreed in principle to a modification and extension of the revolving credit agreement. The amendment to the agreement will permit borrowings up to $20 million through December 31, 2002, bear interest at the greater of (i) the prime rate or (ii) 90-day LIBOR plus 2.5 percent and will be secured primarily by 4.0 million shares of our Knight common stock and our stock in our subsidiaries. The 3.0 million shares of Knight common stock that will no longer be pledged under the revolving credit agreement will be available for use as collateral on other potential loan agreements or for other corporate purposes. The amendment will also modify certain covenants and restrictions. We expect that the other terms of the revolving credit agreement, as described in the previous paragraph, will not change significantly. We expect to execute the amendment by December 31, 2001. As of December 12, 2001, we had $12.5 million outstanding under the revolving credit agreement.

Advanced Clearing has various secured credit facilities with financial institutions. These credit facilities are utilized in Advanced Clearing's securities clearing operations. These facilities provide for the issuance of letters of credit by the financial institutions on behalf of, and cash advances to, Advanced Clearing. Advanced Clearing has pledged client securities as collateral for the related credit, and its obligations under these facilities and the related collateral requirements fluctuate from time to time. As of September 28, 2001 and September 29, 2000, the financial institutions had issued letters of credit in the aggregate amount of $105 million and $198 million, respectively. In addition, the same financial institutions may make loans to Advanced Clearing if requested under note agreements. As of September 28, 2001 and September 29, 2000, no amounts were outstanding under note agreements. Advanced Clearing pays a maintenance fee of 0.25 to 0.45 percent of the committed amount for the letters of credit.

Convertible Subordinated Notes

In August 1999, the Company issued $200 million of 5.75 percent convertible subordinated notes due August 1, 2004. The notes were convertible into 6,142,740 shares of Class A Common Stock. The holders of the notes may convert the notes into shares of Class A Common Stock at any time prior to the close of business on the maturity date of the notes, August 1, 2004, unless previously redeemed or repurchased, at a conversion rate of 30.7137 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $32.56 per share), subject to adjustment in certain circumstances. Interest on the notes is payable on February 1 and August 1 of each year. The notes are not subject to redemption prior to August 6, 2002, and the Company may, at its option, redeem the notes on or after such date, in whole or in part, upon not less than 30 days or more than 60 days prior notice to each holder.

In February 2001, $152.4 million of the Company's convertible subordinated notes were converted for approximately 4.7 million shares of Class A Common Stock and $58.7 million of cash. Including $3.4 million of deferred note origination costs written off, this resulted in debt conversion expense of $62.1 million and an increase in stockholders' equity of $71.7 million (net of income taxes) during the fiscal year ended September 28, 2001. As of September 28, 2001, the Company had approximately $47.6 million of the 5.75 percent convertible subordinated notes outstanding. These notes are convertible into approximately 1.5 million shares of Class A Common Stock.

New Accounting Pronouncements

See "Recently Issued Accounting Pronouncements" in Note 1 for a discussion of the impact of new accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations.

Advanced Clearing seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires the clients to deposit additional collateral, or to reduce positions, when necessary.

As a fundamental part of our brokerage business, we hold short-term interest earning assets, mainly funds required to be segregated in compliance with federal regulations for clients. Such funds totaled $2.0 billion at September 28, 2001 and $216.0 million at September 29, 2000. We invest such funds primarily in short-term fixed-rate U.S. Treasury Bills and repurchase agreements. Our interest earning assets are financed by short-term interest bearing liabilities totaling $2.8 billion at September 28, 2001 and $2.6 billion at September 29, 2000 in the form of client cash balances. Additionally, at September 28, 2001 we had $47.6 million outstanding in convertible subordinated notes (see "Convertible Subordinated Notes"), which bear interest at a fixed rate of interest of 5.75 percent, and $22.5 million outstanding under our revolving credit agreement (see "Loan Agreements") which bears interest at a floating rate. This compares to $200.0 million outstanding in convertible subordinated notes and $75.0 million outstanding under our revolving credit agreement at September 29, 2000. We earn a net interest spread on the difference between amounts earned on client margin loans and amounts paid on client credit balances. Since we establish the rate paid on client cash balances, a substantial portion of our interest rate risk is under our direct management. Our annual interest payments on our revolving credit agreement would increase or decrease by approximately $225,000 for each one percent change in interest rates based on the amount outstanding at September 28, 2001.

We hold a marketable equity security at September 28, 2001, which is recorded at fair value of $61.0 million ($36.9 million net of tax) and has exposure to market price risk. The same security was recorded at fair value of $284.7 million ($173.9 million net of tax) at September 29, 2000. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in prices quoted by the stock exchanges and amounts to approximately $6.1 million and $28.5 million at September 28, 2001 and September 29, 2000, respectively. Actual results may differ.

Our revenues and financial instruments are denominated in U.S. dollars, and we generally do not invest in derivative financial instruments or derivative commodity instruments. At September 28, 2001, we had an equity index swap arrangement with a notional amount of $15.6 million for the purpose of hedging our obligation under our deferred compensation plan for our Chief Executive Officer. Changes in the fair value of this instrument are offset by changes in our obligation to our Chief Executive Officer.

Report of Management

To the Board of Directors and Stockholders of
Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

Management of Ameritrade Holding Corporation (the "Corporation") is responsible for the preparation, consistency, integrity and fair presentation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis and, in management's opinion, are fairly presented. The financial statements include amounts that are based on management's informed judgements and best estimates.

Management has established and maintains comprehensive systems of internal control that provide reasonable assurance as to the consistency, integrity, and reliability of the preparation and presentation of financial statements; the safeguarding of assets; the effectiveness and efficiency of operations; and compliance with applicable laws and regulations. The concept of reasonable assurance is based upon the recognition that the cost of the controls should not exceed the benefit derived. Management monitors the systems of internal control and maintains an independent internal auditing program that assesses the effectiveness of internal controls. Management believes the Corporation's systems of internal control provide reasonable assurance and are adequate to accomplish the objectives described herein.

The Board of Directors exercises its oversight role with respect to the Corporation's systems of internal control primarily through its Audit Committee, which is comprised solely of outside directors. The Committee oversees the Corporation's systems of internal control and financial reporting to assess whether their quality, integrity, and objectivity are sufficient to protect shareholders' investments.

The Corporation's consolidated financial statements have been audited by Deloitte & Touche LLP ("Deloitte & Touche"), independent auditors. As part of its audit, Deloitte & Touche considers the Corporation's internal controls to establish a basis for reliance thereon in determining the nature, timing, and extent of auditing procedures considered necessary to render its opinion as to the fair presentation, in all material respects, of the consolidated financial statements and is based on independent audits made in accordance with auditing standards generally accepted in the United States of America. Management has made available to Deloitte & Touche all the Corporation's financial records and related data and believes that all representations made to Deloitte & Touche during its audits were valid and appropriate.

Joseph H. Moglia
Chief Executive Officer

John R. MacDonald
Executive Vice President, Chief Financial Officer and Treasurer

October 23, 2001

Independent Auditors' Report

To the Board of Directors and Stockholders of
Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Ameritrade Holding Corporation and its subsidiaries (collectively, the "Company") as of September 28, 2001 and September 29, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ameritrade Holding Corporation and its subsidiaries as of September 28, 2001 and September 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Omaha, Nebraska
October 23, 2001
(December 12, 2001, as to Note 6)

Consolidated Balance Sheets

as of Sept. 28, 2001 and Sept. 29, 2000
in thousands, except per share amounts

	2001	2000
Assets		
Cash and cash equivalents	$ 24,134	$ 122,351
Cash and investments segregated in compliance with federal regulations	2,044,257	215,956
Receivable from brokers, dealers and clearing organizations	178,169	24,646
Receivable from clients and correspondents—net of allowance for doubtful accounts: 2001—$3.8 million; 2000—$4.0 million	971,823	2,926,981
Refundable income taxes	—	4,108
Property and equipment—net of accumulated depreciation and amortization: 2001—$34.4 million; 2000—$34.1 million	83,671	90,348
Goodwill—net of accumulated amortization: 2001—$9.9 million; 2000—$3.2 million	210,794	40,002
Acquired intangible assets—net of accumulated amortization: 2001—$0.1 million	15,067	—
Investments	62,717	292,907
Other assets	63,239	80,937
Total assets	$3,653,871	$3,798,236
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to brokers, dealers and clearing organizations	$ 304,301	$ 433,706
Payable to clients and correspondents	2,777,916	2,618,157
Accounts payable and accrued liabilities	121,933	99,239
Notes payable	22,500	75,000
Convertible subordinated notes	47,645	200,000
Deferred income taxes	8,143	107,966
Total liabilities	3,282,438	3,534,068
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $1 par value; 3,000,000 shares authorized, none issued	—	—
Common Stock, $0.01 par value:		
Class A—270,000,000 shares authorized; 2001—198,922,132 shares issued; 2000—160,036,664 shares issued	1,990	1,600
Convertible Class B—18,000,000 shares authorized; 16,372,800 shares issued and outstanding	164	164
Total Common Stock	2,154	1,764
Additional paid-in capital	384,175	47,864
Retained earnings (accumulated deficit)	(49,507)	41,670
Treasury stock—Class A shares at cost: 2001—116,821 shares; 2000—43,492 shares	(1,746)	(331)
Deferred compensation	215	—
Accumulated other comprehensive income	36,142	173,201
Total stockholders' equity	371,433	264,168
Total liabilities and stockholders' equity	$3,653,871	$3,798,236

See notes to consolidated financial statements.

Consolidated Statements of Operations

for the years ended Sept. 28, 2001, Sept. 29, 2000 and Sept. 24, 1999
in thousands, except per share amounts

	2001	2000	1999
Revenues			
Commissions and clearing fees	$269,384	$389,742	$188,082
Interest revenue	191,530	242,819	116,162
Other	37,763	21,890	10,213
Total revenues	498,677	654,451	314,457
Client interest expense	43,947	74,019	42,435
Net revenues	454,730	580,432	272,022
Operating expenses			
Employee compensation and benefits	147,657	144,883	74,353
Communications	39,896	36,394	18,591
Occupancy and equipment costs	73,449	45,249	14,992
Depreciation and amortization	36,033	21,624	6,753
Professional services	57,422	71,478	40,644
Interest on borrowings	11,067	16,412	4,463
Other	48,438	38,836	34,401
Total operating expenses	413,962	374,876	194,197
Operating margin	40,768	205,556	77,825
Advertising	134,770	225,820	59,717
Gain on sale of investment	(9,692)	—	—
Debt conversion expense	62,082	—	—
Income (loss) before income taxes	(146,392)	(20,264)	18,108
Provision (benefit) for income taxes	(55,215)	(6,638)	6,569
Net income (loss)	$ (91,177)	$ (13,626)	$ 11,539
Basic earnings (loss) per share	$ (0.49)	$ (0.08)	$ 0.07
Diluted earnings (loss) per share	$ (0.49)	$ (0.08)	$ 0.07
Weighted average shares outstanding—basic	185,830	175,025	174,342
Weighted average shares outstanding—diluted	185,830	175,025	175,745

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

for the years ended Sept. 28, 2001, Sept. 29, 2000 and Sept. 24, 1999
in thousands

	Total	Common Stock Class A	Common Stock Class B	Common Stock Total	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, September 25, 1998	$ 84,572	$1,577	$164	$1,741	$ 21,684	$ 43,757	$ (133)	$ —	$ 17,523
Net income	11,539	—	—	—	—	11,539	—	—	—
Net unrealized investment gain	121,914	—	—	—	—	—	—	—	121,914
Total comprehensive income	133,453								
Issuance of treasury stock	65	—	—	—	25	—	40	—	—
Options exercised	508	3	—	3	505	—	—	—	—
Tax benefit of options exercised	1,865	—	—	—	1,865	—	—	—	—
Balance, September 24, 1999	220,463	1,580	164	1,744	24,079	55,296	(93)	—	139,437
Net loss	(13,626)	—	—	—	—	(13,626)	—	—	—
Net unrealized investment gain	33,764	—	—	—	—	—	—	—	33,764
Total comprehensive income	20,138								
Purchase of treasury stock	(269)	—	—	—	—	—	(269)	—	—
Issuance of treasury stock	262	—	—	—	231	—	31	—	—
Acquisition of subsidiaries	21,377	17	—	17	21,360	—	—	—	—
Options exercised	531	3	—	3	528	—	—	—	—
Tax benefit of options exercised	1,666	—	—	—	1,666	—	—	—	—
Balance, September 29, 2000	264,168	1,600	164	1,764	47,864	41,670	(331)	—	173,201
Net loss	(91,177)	—	—	—	—	(91,177)	—	—	—
Net unrealized investment loss	(137,059)	—	—	—	—	—	—	—	(137,059)
Total comprehensive loss	(228,236)								
Purchase of treasury stock	(1,257)	—	—	—	—	—	(1,257)	—	—
Issuance of treasury stock	152	—	—	—	127	—	25	—	—
Acquisition of subsidiaries	224,456	340	—	340	224,116	—	—	—	—
Subordinated note conversion	109,530	47	—	47	109,483	—	—	—	—
Options exercised	1,431	3	—	3	1,428	—	—	—	—
Tax benefit of options exercised	974	—	—	—	974	—	—	—	—
Deferred compensation	215	—	—	—	183	—	(183)	215	—
Balance, September 28, 2001	$371,433	$1,990	$164	$2,154	$384,175	$(49,507)	$(1,746)	$215	$ 36,142

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended Sept. 28, 2001, Sept. 29, 2000 and Sept. 24, 1999
in thousands

	2001	2000	1999
Cash Flows from Operating Activities			
Net income (loss)	$ (91,177)	$ (13,626)	$ 11,539
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	29,245	19,987	6,390
Provision for loan losses	711	3,637	2,155
Deferred income taxes	(53,393)	(10,782)	7,833
Loss on disposal of property	16,581	4,174	—
Gain on sale of investment	(9,692)	—	—
Amortization of goodwill and intangible assets	6,788	1,637	363
Changes in operating assets and liabilities:			
Cash and investments segregated in compliance with federal regulations	(1,828,301)	683,871	(387,673)
Receivable from brokers, dealers and clearing organizations	(134,371)	65,311	(64,225)
Receivable from clients and correspondents	1,954,447	(1,403,816)	(881,594)
Refundable income taxes	5,082	11,839	(15,947)
Other assets	21,402	(5,871)	(44,410)
Payable to brokers, dealers and clearing organizations	(129,405)	48,746	373,195
Payable to clients and correspondents	159,759	560,811	921,264
Accounts payable and accrued liabilities	5,042	15,809	40,802
Net cash flows from operating activities	(47,282)	(18,273)	(30,308)
Cash Flows from Investing Activities			
Purchase of property and equipment	(23,929)	(41,512)	(48,632)
Proceeds from sale of property and equipment	4,967	—	—
Cash acquired (paid) in business combinations, net	4,018	(5,995)	(6,917)
Proceeds from sale of investment	16,359	—	—
Purchase of investments	(176)	(6,936)	—
Net cash flows from investing activities	1,239	(54,443)	(55,549)

	2001	2000	1999
Cash Flows from Financing Activities			
Proceeds from notes payable	74,900	160,000	294,000
Principal payments on notes payable	(127,400)	(85,000)	(105,000)
Proceeds from exercise of stock options	1,431	531	508
Purchase of treasury stock	(1,257)	(269)	—
Issuance of treasury stock	152	262	65
Net cash flows from financing activities	(52,174)	75,524	189,573
Net increase (decrease) in cash and cash equivalents	(98,217)	2,808	103,716
Cash and cash equivalents at beginning of period	122,351	119,543	15,827
Cash and cash equivalents at end of period	$ 24,134	$122,351	$119,543
Supplemental Cash Flow Information			
Interest paid	$ 62,455	$101,793	$ 43,744
Income taxes paid (refunds received)	$ (6,904)	$ (9,361)	$ 14,149
Noncash Investing and Financing Activities			
Tax benefit on exercise of stock options	$ 974	$ 1,666	$ 1,865
Issuance of Common Stock in acquisition of subsidiaries	$224,456	$ 21,377	$ —
Conversion of convertible notes to Class A Common Stock	$152,355	$ —	$ —
Deferred income taxes on debt conversion	$ (42,825)	$ —	$ —

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

for the years ended Sept. 28, 2001, Sept. 29, 2000 and Sept. 24, 1999
columnar amounts in thousands, except per share amounts

1. Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Ameritrade Holding Corporation and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany balances and transactions have been eliminated.

The Company reports on a fifty-two/fifty-three week year. Each fiscal year ends on the last Friday of the month of September. Fiscal years 2001 and 1999 were each fifty-two week years. Fiscal year 2000 was a fifty-three week year.

Nature of Operations—The Company provides securities brokerage services through its broker-dealer subsidiaries. The Company also provides trading execution and clearing services for its own broker-dealer operations and for unaffiliated broker-dealers through its subsidiary, Advanced Clearing, Inc. ("Advanced Clearing"). The Company's broker-dealer subsidiaries are subject to regulation by the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, the International Stock Exchange and the Chicago Stock Exchange, Inc.

Capital Stock—The authorized capital stock of the Company consists of Class A Common Stock, Class B Common Stock and Preferred Stock. Each share of Class A and Class B Common Stock is entitled to one vote on all matters, except that the Class B Common Stock is entitled to elect a majority of the directors of the Company and the Class A Common Stock is entitled to elect the remainder of the directors. Each class of Common Stock is equally entitled to dividends if, as and when declared by the Board of Directors. Shares of Class A Common Stock are not convertible, while each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the Class B holder. Each share of Class B Common Stock automatically converts into one share of Class A Common Stock if that share of Class B Common Stock is sold or transferred to any person other than J. Joe Ricketts, Marlene M. Ricketts, any lineal descendent of J. Joe Ricketts and Marlene M. Ricketts, any of their spouses or any trust or entity that holds Common Stock for the benefit of any of those persons. In addition, Class B Common Stock automatically converts on a share for share basis into Class A Common Stock if the number of shares of outstanding Common Stock held in the aggregate by that group of persons falls below 20 percent of the total number of shares of outstanding Common Stock.

Voting, dividend, conversion and liquidation rights of the Preferred Stock would be established by the Board of Directors upon issuance of such Preferred Stock.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date. Revenues and expenses related to securities transactions, including revenues from execution agents, are recorded on trade date.

Depreciation and Amortization—Depreciation is provided on a straight-line basis using estimated useful service lives of 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized on a straight-line basis generally over periods ranging from 7 to 20 years, except for goodwill on acquisitions completed after June 30, 2001, which is not amortized. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets—The Company reviews its intangible assets and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. An evaluation of recoverability is performed by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

Cash and Cash Equivalents—The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Segregated Cash and Investments—Cash and investments, consisting primarily of U.S. Treasury Bills and repurchase agreements, at Advanced Clearing of $2,044.3 million and $216.0 million as of September 28, 2001 and September 29, 2000, respectively, have been segregated in a special reserve bank account for the benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Fair Value of Financial Instruments—The Company considers the amounts presented for financial instruments on the consolidated balance sheets, except for the convertible subordinated notes, to be reasonable estimates of fair value based on maturity dates and repricing characteristics. The estimated fair value of the convertible subordinated notes was approximately $31 million and $115 million at September 28, 2001 and September 29, 2000, respectively. The estimated fair value of the notes has been determined by the Company using available market information.

Investments—Investments are accounted for under the equity method when the Company has the ability to exercise significant influence over the investee's operating and financial policies. The cost method is used for investments that do not meet equity method criteria. Declines in fair value of cost method investments that are considered other than temporary are accounted for as realized losses. The Company's investments in marketable equity securities are carried at fair value and are designated as available-for-sale. Unrealized gains and losses, net of deferred income taxes, are reflected as accumulated other comprehensive income. Realized gains and losses are determined on the specific identification method and are reflected in the statements of operations.

Software Development—Software development costs are capitalized and included in property and equipment at the point technological feasibility has been established until beta testing is complete. Once the product is fully functional, such costs are amortized in accordance with the Company's normal accounting policies. Software development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not meet capitalization criteria are expensed as incurred.

Deferred Compensation—Company Class A Common Stock held in a rabbi trust pursuant to a Company deferred compensation plan is recorded at the fair value of the stock at the time it is transferred to the rabbi trust and is classified as treasury stock. The corresponding deferred compensation liability is recorded as a component of stockholders' equity at the current fair value of the Class A Common Stock.

Advertising—The Company expenses advertising costs as they are incurred.

Income Taxes—The Company files a consolidated income tax return with its subsidiaries on a calendar year basis. Deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

Earnings (Loss) Per Share—Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock.

Stock Based Compensation—As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock Based Compensation*, the Company accounts for its stock-based compensation on the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company provides pro forma disclosures of net income (loss) and earnings (loss) per share as required under SFAS No. 123.

Comprehensive Income (Loss)—Comprehensive income (loss) for all periods presented consists of net income (loss) and unrealized gains (losses) on securities available-for-sale, net of related income taxes. These results are incorporated into the consolidated statements of stockholders' equity.

Derivatives and Hedging Activities—The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and SFAS No. 138, on September 30, 2000. There was no impact to the consolidated financial statements as a result of adopting this standard. In fiscal 2001, the Company entered into an equity index swap arrangement with a notional amount of approximately $15.6 million for the purpose of hedging its obligation under its deferred compensation plan for its Chief Executive Officer. Unrealized gains or losses on the swap arrangement are treated as an adjustment to employee compensation and benefits expense in the statements of operations, offsetting changes to the related deferred compensation liability. Approximately 0.9 million shares of the Company's Knight Trading Group, Inc. ("Knight") (see Note 5) common stock are pledged as collateral under the equity index swap arrangement.

Related Party Loans—Certain Company directors and employees maintain margin accounts with Advanced Clearing. Advanced Clearing had margin loans to Company directors and employees totaling $21.7 million and $22.0 million as of September 28, 2001 and September 29, 2000, respectively. These loans are made in the ordinary course of Advanced Clearing's business on terms no more favorable than those available on comparable transactions with other parties.

Reclassifications—Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

SFAS Nos. 141 and 142—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* and No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and includes criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been previously issued. The Company adopted SFAS No. 142 for the fiscal year beginning September 29, 2001. SFAS No. 142 requires that goodwill not be amortized, but rather be subject to an impairment test at least annually. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets will be reclassified into goodwill upon adoption. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 will be reassessed and the remaining amortization periods adjusted accordingly. The Company expects that the elimination of goodwill amortization will have a positive impact on reported income before income taxes in fiscal 2002 of approximately $9.0 million, not including the impact of goodwill associated with the acquisition of National Discount Brokers Corporation (see Note 2) or any other potential future acquisitions.

SFAS No. 143—In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

SFAS No. 144—In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 amends SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

2. Acquisitions

On April 2, 2001, the Company acquired TradeCast Inc. ("TradeCast"), a Delaware corporation, and all of the ownership interests in TradeCast Investments Ltd. ("TradeCast Ltd."), a Texas limited partnership. TradeCast Ltd., through its subsidiaries, is a leading provider of direct access trade execution and software designed for the active trader. In connection with the acquisition, the Company issued 7,500,000 shares of its Class A Common Stock in exchange for the outstanding shares of TradeCast common stock and the ownership interests of TradeCast Ltd., including 375,000 shares which are being held in escrow pursuant to the indemnification provisions of the transaction documents. The Company also issued an additional 712,500 shares of its Class A Common Stock in connection with the acquisition which are being held in escrow and may be released based on future performance. If any additional shares are released or issued pursuant to the above provisions, the value of the shares will be recorded as an increase to the goodwill associated with the acquisition. The acquisition was accounted for as a purchase with the resulting goodwill being amortized over 10 years.

On September 6, 2001, the Company acquired all of the shares of common stock of National Discount Brokers Corporation ("NDB.com"), a New York corporation, and all of the outstanding subordinated promissory notes issued by NDB.com to its former parent. In connection with the acquisition, the Company paid aggregate consideration of $154 million, consisting of $20,000 in cash and 26,027,282 shares of the Company's Class A Common Stock. The number of shares of Common Stock was determined based on the average closing stock price of the Class A Common Stock on the Nasdaq National Market for the ten consecutive trading days ending on the business day prior to the closing date. Since the acquisition was completed after June 30, 2001, it is subject to accounting under SFAS Nos. 141 and 142, which require that resulting goodwill not be amortized.

The purchase price for TradeCast and NDB.com was comprised of the following:

	TradeCast	NDB.com	Total
Class A Common Stock issued, net of registration costs	$63,763	$153,835	$217,598
Cash acquired, net of cash paid	(3,101)	(917)	(4,018)
Acquisition costs	2,176	2,634	4,810
Exit and involuntary termination costs	—	11,485	11,485
Fair value of stock options granted to TradeCast Ltd. employees	512	—	512
Liabilities assumed	3,511	5,699	9,210
Total purchase price	$66,861	$172,736	$239,597

The preliminary purchase price allocation for TradeCast and NDB.com is summarized as follows:

	TradeCast	NDB.com	Total
Receivable from brokers, dealers, and clearing organizations	$ —	$ 19,152	$ 19,152
Property & equipment, net	14,663	5,524	20,187
Other assets	4,386	1,348	5,734
Acquired client relationship intangible asset	—	15,126	15,126
Goodwill	50,059	126,725	176,784
Deferred income taxes	(2,247)	4,861	2,614
Total	$66,861	$172,736	$239,597

The amount allocated to the NDB.com client relationship intangible asset is being amortized over an estimated life of 20 years. Approximately $120 million of goodwill and $15 million of acquired intangible assets resulting from the NDB.com acquisition are expected to be deductible for income tax purposes. Approximately $15 million of goodwill resulting from the TradeCast acquisition is expected to be deductible for income tax purposes. In connection with the NDB.com acquisition, the Company will terminate the employment of most NDB.com employees and will terminate certain contractual arrangements. Included in exit and involuntary termination costs at the acquisition date were involuntary termination costs of approximately $6.4 million and exit costs of approximately $5.1 million. The Company expects substantially all exit and involuntary termination costs to be paid during fiscal 2002.

The following unaudited pro forma financial information sets forth the results of operations of the Company as if the acquisitions of TradeCast and NDB.com had occurred on September 25, 1999. The pro forma results do not reflect any potential operating cost savings that may result from the consolidation of operations of the Company, TradeCast and NDB.com and are not necessarily indicative of the results of future operations.

Pro forma financial information (unaudited) for the fiscal years ended:

	2001	2000
Net revenues	$ 517,391	$695,140
Net loss	$(115,500)	$ (27,863)
Basic and diluted loss per share	$ (0.54)	$ (0.13)

On May 25, 2000, the Company issued 267,000 shares of its Class A Common Stock to the stockholders of Ten Bagger, the corporation that developed the stock analysis tool, the BigEasy Investor,™ in connection with the acquisition by the Company of all the issued and outstanding shares of common stock of Ten Bagger. On December 1, 2000 and May 25, 2001, the Company issued 316,818 shares and 468,686 shares, respectively, of its Class A Common Stock, which represent the first and second of three post-closing payments required under the purchase agreement during the 18-month period following the acquisition date. The fair value of the Common Stock issued on December 1, 2000 and May 25, 2001 was approximately $2.7 million and $3.6 million, respectively. The Company is required to issue additional shares of its Class A Common Stock with a value of $3.6 million in settlement of the final post-closing payment. The transaction was accounted for as a purchase with the resulting goodwill of approximately $12.8 million being amortized over 7 years.

On July 21, 2000, the Company acquired Financial Passport, an Internet-based provider of financial planning services and an online marketplace for a wide range of financial products and services. Under the terms of the merger agreement, the Company issued 1,482,548 shares of its Class A Common Stock (and paid cash of $136,921 in lieu of small stockholders and fractional shares) in exchange for the outstanding shares of Financial Passport common stock. The transaction was accounted for as a purchase with the resulting goodwill of approximately $17.5 million being amortized over 10 years.

On August 6, 1999, the Company acquired The R.J. Forbes Group, Inc. for cash of approximately $7.3 million. The transaction was accounted for as a purchase with resulting goodwill of approximately $7.2 million being amortized over 20 years.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of the fiscal years ended:

	2001	2000
Receivable:		
Deposits paid for securities borrowed	$140,980	$ 21,890
Securities failed to deliver	18,120	2,640
Clearing organizations	19,069	116
Total	$178,169	$ 24,646
Payable:		
Deposits received for securities loaned	$275,734	$424,699
Securities failed to receive	23,313	2,833
Clearing organizations	5,254	6,174
Total	$304,301	$433,706

4. Property and Equipment

Property and equipment consists of the following as of the fiscal years ended:

	2001	2000
Land and buildings	$ 14,020	$ 13,943
Leasehold improvements	15,692	17,344
Software	49,868	27,650
Computer equipment	17,102	44,151
Other equipment, furniture and fixtures	21,344	21,316
	118,026	124,404
Less accumulated depreciation and amortization	(34,355)	(34,056)
Property and equipment—net	$ 83,671	$ 90,348

5. Investments

Knight Trading Group, Inc.—The Company owns approximately 7.9 million shares of Knight, representing approximately six percent of Knight's outstanding common shares as of September 28, 2001 and September 29, 2000. The Company accounts for its investment in Knight as a marketable equity security available-for-sale. On September 28, 2001 and September 29, 2000, the Company's investment in Knight was valued at $61.0 million and $284.7 million, respectively. The

Company's cost basis is $0.7 million, therefore the gross unrealized gain was $60.3 million and $284.0 million at September 28, 2001 and September 29, 2000, respectively.

Comprehensive Software Systems, Inc. ("CSS")—As of September 28, 2001 and September 29, 2000, the Company owned approximately seven percent of CSS, a joint venture formed for the purpose of developing software for securities broker-dealers, banks and other financial institutions. The Company accounts for its investment in CSS under the cost method.

Adirondack Trading Partners, LLC ("Adirondack")—As of September 28, 2001 and September 29, 2000, the Company owned a minority interest in Adirondack, a development-stage company formed to trade listed equity and index options. The Company accounts for its investment in Adirondack under the cost method.

Epoch Partners, Inc. ("Epoch")—Prior to July 19, 2001, the Company owned approximately 10 percent of the preferred stock of Epoch, a privately held investment bank that acts as an underwriter on initial public offerings and secondary offerings of securities, with its focus being on distributing these shares to retail, online investors. The Company accounted for its ownership in Epoch under the cost method. On July 19, 2001, the Company completed the sale of its investment in Epoch for approximately $16.4 million in cash. The Company recorded a gain on the sale of the Epoch investment of approximately $9.7 million during the fiscal year ended September 28, 2001.

6. Notes Payable

As of September 28, 2001 and September 29, 2000, the Company maintained an amended and restated revolving credit agreement dated January 25, 2000, as subsequently amended, with a bank group. The revolving credit agreement, as amended, permitted borrowings up to $35 million through December 31, 2001, and was secured primarily by 7.0 million shares of the Company's Knight common stock (see Note 5) and the Company's stock in its subsidiaries. The Company could borrow up to 70 percent of the fair market value of the pledged Knight stock, subject to certain limitations. If, on any day, the principal loan amount outstanding exceeded 80 percent of the fair market value of the pledged Knight stock, the Company was required, within two business days, to pay down the loan or pledge additional Knight stock such that the principal loan amount then outstanding would not exceed 70 percent of the then current fair market value of the pledged Knight stock. The interest rate on borrowings was determined on a monthly basis based on the greater of (i) the prime rate or (ii) 90-day LIBOR plus 2.25 percent. At September 28, 2001, the interest rate on this borrowing was 6.25 percent. The Company also paid a maintenance fee of 0.5 percent of the unused borrowings. The Company had outstanding indebtedness under the revolving credit agreement of $22.5 million at September 28, 2001 and $75 million at September 29, 2000. The revolving credit agreement contained certain covenants and restrictions, including a minimum income before income taxes requirement, and prohibited the payment of cash dividends. The Company was in compliance with or has obtained waivers for all covenants under the revolving agreement for all periods presented in the consolidated financial statements.

On December 7, 2001, the Company agreed in principle to a modification and extension of the revolving credit agreement. The amendment to the agreement will permit borrowings up to $20 million through December 31, 2002, bear interest at the greater of (i) the prime rate or (ii) 90-day LIBOR plus 2.5 percent and will be secured primarily by 4.0 million shares of the Company's Knight common stock and the Company's stock in its subsidiaries. The 3.0 million shares of Knight common stock that will no longer be pledged under the revolving credit agreement will be available for use as collateral on other potential loan agreements or for other corporate purposes. The amendment will also modify certain covenants and restrictions. The Company expects that the other terms of the revolving credit agreement, as described in the previous paragraph, will not change significantly. The Company expects to execute the amendment by December 31, 2001. As of December 12, 2001, the Company had $12.5 million outstanding under the revolving credit agreement.

7. Convertible Subordinated Notes

In August 1999, the Company issued $200 million of 5.75 percent convertible subordinated notes due August 1, 2004. The notes were convertible into 6,142,740 shares of Class A Common Stock. The holders of the notes may convert the notes into shares of Class A Common Stock at any time prior to the close of business on the maturity date of the notes, August 1, 2004, unless previously redeemed or repurchased, at a conversion rate of 30.7137 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $32.56 per share), subject to adjustment in certain circumstances. Interest on the notes is payable on February 1 and August 1 of each year. The notes are not subject to redemption prior to August 6, 2002, and the Company may, at its option, redeem the notes on or after such date, in whole or in part, upon not less than 30 days or more than 60 days prior notice to each holder.

In February 2001, $152.4 million of the Company's convertible subordinated notes were converted for approximately 4.7 million shares of Class A Common Stock and $58.7 million of cash. Including $3.4 million of deferred note origination costs written off, this resulted in debt conversion expense of $62.1 million and an increase in stockholders' equity of $71.7 million (net of income taxes) during the fiscal year ended September 28, 2001. As of September 28, 2001, the Company had approximately $47.6 million of the 5.75 percent convertible subordinated notes outstanding. These notes are convertible into approximately 1.5 million shares of Class A Common Stock.

8. Income Taxes

Provision (benefit) for income taxes is comprised of the following for fiscal years ended:

	2001	2000	1999
Current expense (benefit):			
Federal	$ (2,151)	$ 4,144	$(1,264)
State	329	—	—
	(1,822)	4,144	(1,264)
Deferred expense (benefit):			
Federal	(46,238)	(9,974)	8,063
State	(7,155)	(808)	(230)
	(53,393)	(10,782)	7,833
Provision (benefit) for income taxes	$(55,215)	$ (6,638)	$ 6,569

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision (benefit) for income taxes follows for the fiscal years ended:

	2001	2000	1999
Federal statutory rate	(35)%	(35)%	35%
State taxes, net of federal tax effect	(5)	(3)	3
Amortization of goodwill	1	2	1
State credits	—	2	(4)
Other	1	1	1
	(38)%	(33)%	36%

Deferred tax assets (liabilities) are comprised of the following as of the fiscal years ended:

	2001	2000
Deferred tax assets:		
State incentive credits and operating loss carryforwards	$ 8,546	$ 5,601
Accrued liabilities	15,745	2,194
Depreciation and amortization, net	—	687
Other deferred tax assets	2,388	5,049
Total deferred tax assets	26,679	13,531
Deferred tax liabilities:		
Unrealized investment gain	(24,095)	(110,735)
Prepaid expenses	(5,990)	(5,575)
Depreciation and amortization, net	(503)	—
Total deferred tax liabilities	(30,588)	(116,310)
Less: Valuation allowance	(4,234)	(5,187)
Net deferred tax liabilities	$ (8,143)	$(107,966)

A valuation allowance has been provided against certain state incentive credit and state net operating loss carryforwards because realization of these amounts is dependent on generating sufficient state taxable income in future periods. At the present time, realization of these amounts is not considered more likely than not. At September 28, 2001, state incentive credit carryforwards total approximately $6.5 million and expire December 31, 2007, and state net operating loss carryforwards total approximately $24.2 million and expire beginning December 31, 2004. Additionally, the Company has approximately $8.8 million of federal net operating loss carryforwards, which expire beginning December 31, 2018. Of that amount, approximately $4.1 million are subject to annual limitations on utilization in future periods.

9. Net Capital

The Company's broker-dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

The Company's broker-dealer subsidiaries had net capital, in the aggregate, of $60.2 million and $226.8 million as of September 28, 2001 and September 29, 2000, respectively, which exceeded aggregate minimum net capital requirements by $38.8 million and $164.1 million, respectively. Subsidiary net capital in the amount of $21.4 million and $62.7 million as of September 28, 2001 and September 29, 2000, respectively, was not available for transfer to the Company.

10. Stock Option and Incentive Plans

The Company has two stock incentive plans, the Ameritrade Holding Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the Directors Incentive Plan (the "Directors Plan"), both initiated in fiscal 1997.

The Long-Term Incentive Plan authorizes the award of options to purchase Class A Common Stock, Class A Common Stock appreciation rights, shares of Class A Common Stock and performance units. The Long-Term Incentive Plan reserves 9,600,000 shares of the Company's Class A Common Stock for issuance to eligible employees. The Directors Plan authorizes the award of options to purchase Class A Common Stock and shares of Class A Common Stock. The Directors Plan reserves 960,000 shares of the Company's Class A Common Stock for issuance to non-employee directors. Options are generally granted at not less than the fair market value at grant date, vest over a one to four year period, and expire 10 years after the grant date.

Pursuant to the Company's employment agreement with its Chief Executive Officer (the "CEO"), the Company is required to grant stock options to the CEO on March 2, 2003 equal to two percent of the then outstanding shares of Company Common Stock. The options would be granted with an exercise price equal to the fair market value of the Class A Common Stock on the grant date. The CEO must be employed by the Company on March 2, 2003 in order to receive this grant.

The following is a summary of the status of the Company's outstanding stock options as of the fiscal years ended:

	2001		2000		1999	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,689	$12.59	2,171	$ 8.39	1,777	$ 2.09
Granted	4,975	8.71	2,147	16.95	656	22.86
Exercised	(315)	4.54	(251)	2.11	(262)	1.93
Canceled	(1,539)	14.62	(378)	20.22	—	—
Outstanding at end of year	6,810	$ 9.67	3,689	$12.59	2,171	$ 8.39
Exercisable at end of year	2,147	$ 7.96	874	$ 5.96	394	$ 2.06
Available for future grant at end of year	2,793		6,358		8,127	
Weighted average fair value of options granted during the year		$ 6.13		$12.68		$18.62

The following table summarizes information about the stock options outstanding at September 28, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 1.00 – $ 5.00	1,135	6.5	$ 2.40	1,016	$ 2.16
$ 5.01 – $10.00	3,016	9.3	8.02	614	8.02
$10.01 – $15.00	1,292	8.4	10.42	80	14.83
$15.01 – $20.00	1,176	7.5	16.72	346	16.64
$20.01 – $25.00	87	8.5	23.19	22	23.19
$25.01 – $30.00	—	—	—	—	—
$30.01 – $35.00	—	—	—	—	—
$35.01 – $40.00	104	7.6	36.50	69	36.50
$ 1.00 – $40.00	6,810	8.4	$ 9.67	2,147	$ 7.96

There were no Stock Appreciation Rights or performance units outstanding as of September 28, 2001 or during the three years then ended.

Pro forma information regarding the net income (loss) and earnings (loss) per share is required by SFAS No. 123. This information is required as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001, 2000 and 1999, respectively: risk-free interest rate of 5.0 percent, 6.0 percent and 6.0 percent; dividend yield of zero for all years; expected volatility of 90 percent, 85 percent and 111 percent; and an expected option life of five years for all years. The weighted average fair value of options granted was $6.13 in fiscal 2001, $12.68 in fiscal 2000 and $18.62 in fiscal 1999. Pro forma net income (loss) and earnings (loss) per share are as follows for the fiscal years ended:

		2001	2000	1999
Net income (loss)	As reported	$(91,177)	$(13,626)	$11,539
	Pro forma	$(99,182)	$(18,135)	$ 8,782
Basic earnings (loss) per share	As reported	$ (0.49)	$ (0.08)	$ 0.07
	Pro forma	$ (0.53)	$ (0.10)	$ 0.05
Diluted earnings (loss) per share	As reported	$ (0.49)	$ (0.08)	$ 0.07
	Pro forma	$ (0.53)	$ (0.10)	$ 0.05

11. Employee Benefit Plans

The Company has a 401(k) and profit-sharing plan under which the annual and matching contributions are determined at the discretion of the Board of Directors. Profit-sharing expense was $1.5 million, $0 and $0.3 million for fiscal years 2001, 2000 and 1999, respectively. No 401(k) matching contributions were made during fiscal years 2001, 2000 and 1999.

The Company had an executive bonus plan that was designed to allow designated executive participants the opportunity to earn bonus awards with current and deferred components. The value of each component was based on the annual increase, if any, in the book value per share of the Common Stock. Executive bonus plan expense was $0 and $0.3 million for fiscal years 2000 and 1999, respectively. The executive bonus plan was terminated at the end of fiscal 2000.

12. Earnings (Loss) per Share

The following is a reconciliation between the weighted average shares outstanding used in the basic and diluted earnings (loss) per share computation for the fiscal years ended:

	2001	2000	1999
Net income (loss)	$(91,177)	$(13,626)	$11,539
Weighted average shares outstanding—basic	185,830	175,025	174,342
Effect of dilutive securities:			
Assumed exercise of stock options	—	—	1,403
Weighted average shares outstanding—diluted	185,830	175,025	175,745
Earnings (loss) per share—basic	$ (0.49)	$ (0.08)	$ 0.07
Earnings (loss) per share—diluted	$ (0.49)	$ (0.08)	$ 0.07

Because the Company reported a net loss in fiscal 2001 and fiscal 2000, the calculation of diluted loss per share for those years does not include common stock equivalents as they are anti-dilutive, resulting in a reduction of loss per share. In addition, the subordinated convertible notes are not included in the EPS calculations above because the effect would also be anti-dilutive.

13. Commitments and Contingencies

Lease Commitments—The Company and its subsidiaries have various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:

Fiscal Year Ending	Minimum Lease Payments	Sublease Proceeds	Net Lease Commitments
2002	$ 36,407	$ (924)	$ 35,483
2003	22,068	(641)	21,427
2004	8,793	(641)	8,152
2005	5,317	(632)	4,685
2006	4,944	(619)	4,325
Thereafter (to April 2019)	36,638	(2,304)	34,334
Total	$114,167	$(5,761)	$108,406

Prior to and including a portion of fiscal 1999, the Company and certain of its subsidiaries leased one of their office facilities from the Chairman of the Company. During fiscal 1999, the facility was sold to an unrelated third party. Additionally, the Company and its subsidiaries lease certain computer equipment, office equipment, and office facilities under various operating leases. Rental expense was approximately $55.4 million, $31.5 million and $11.2 million for fiscal years 2001, 2000 and 1999, respectively.

Letters of Credit—Letters of credit in the amount of $105 million and $198 million as of September 28, 2001 and September 29, 2000, respectively, have been issued by several financial institutions on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letters of credit, which are for the benefit of a securities clearinghouse, have been issued for the contingent purpose of financing and supporting margin requirements. Advanced Clearing pays a maintenance fee of 0.25 to 0.45 percent of the issued amount for the letters of credit. In addition, the same financial institutions may make loans to Advanced Clearing if requested under note agreements. Advanced Clearing has pledged client securities, the amount of which fluctuates from time to time, to secure its obligations under the letters of credit and the notes. As of September 28, 2001 and September 29, 2000, no amounts were outstanding under the note agreements.

Legal—In September 1998, a putative class action complaint was filed against the Company by Zannini, et al. in the District Court of Douglas County, Nebraska, claiming the Company was not able to handle the volume of subscribers to its Internet brokerage services. The complaint, as amended, seeks injunctive relief enjoining alleged deceptive, fraudulent and misleading practices, equitable relief compelling the Company to increase capacity, and unspecified compensatory damages. In May 2001, the Company filed a motion for summary judgment in the matter, which the plaintiffs have opposed. The Company believes that it has viable defenses to the allegations raised in the amended complaint and intends to assert them vigorously. However, because the proceeding is still in a preliminary phase and the amount of damages sought has not been quantified, the Company is not presently able to predict the outcome of this matter or its effect on the Company.

The Company and its operating units are parties to a number of other legal actions. In management's opinion, the Company has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, would materially affect the Company's results of operations or its financial position.

General Contingencies—In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These include Advanced Clearing's client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose Advanced Clearing to off-balance-sheet credit risk in the event the clients are unable to fulfill their contracted obligations.

Advanced Clearing's client securities activities are transacted on either a cash or margin basis. In margin transactions, Advanced Clearing extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, Advanced Clearing also executes and clears client transactions involving the sale of securities not yet purchased ("short sales"). Such margin related transactions may expose Advanced Clearing to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which clients may incur. In the event the client fails to satisfy its obligations, Advanced Clearing may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Advanced Clearing seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires the clients to deposit additional collateral, or to reduce positions, when necessary.

Advanced Clearing borrows and loans securities both to cover short sales and to complete client transactions in the event that a client fails to deliver or receive securities by the required date. Securities borrowed and securities loaned transactions are reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require Advanced Clearing to deposit cash with the lender. With respect to securities loaned, Advanced Clearing receives all collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject Advanced Clearing to risk of loss. Advanced Clearing monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

As of September 28, 2001, client margin securities of approximately $1.4 billion and stock borrowings of approximately $141 million were available to Advanced Clearing to utilize as collateral on various borrowings or for other purposes. Advanced Clearing had sold or repledged approximately $360 million of that collateral as of September 28, 2001.

Employment Agreements—The Company has entered into employment agreements with several of its key executive officers. These employment agreements generally provide for annual base salary compensation, stock option acceleration and severance payments in the event of termination of employment under certain defined circumstances or changes in the control of the Company. Salaries are subject to adjustments according to the Company's financial performance and other factors.

14. Segment Information

On June 27, 2001, the Company announced a reorganization of its corporate and management structure. The new structure created two principal business units, a Private Client Division and an Institutional Client Division. Both divisions provide multiple service offerings, tailored to specific clients and their respective investing and trading preferences. OnMoney, the Company's personal financial management subsidiary, which was previously considered a reportable business segment, became a product offering supporting the two business units. During the remainder of fiscal 2001, the Company operated in one reportable business segment as the new organizational structure was implemented. In connection with the reorganization, the Company is developing a new management financial reporting structure. The Company will reevaluate its segment reporting in light of the new reporting structure upon its completion during fiscal 2002. The Company anticipates that the new reporting structure may result in two reportable business segments.

15. Restructuring and Other Charges

During the first six months of fiscal 2001, due to unfavorable market and economic conditions, the Company terminated approximately 450 employees, primarily at its Omaha, Nebraska and Fort Worth, Texas call centers, and consolidated office space in certain facilities. On June 27, 2001, the Company announced a reorganization of its corporate and management structure (see Note 14). In connection with the reorganization, a comprehensive facilities consolidation began and approximately 30 additional employees were terminated. Offices in Fort Worth, Texas; Omaha, Nebraska; Baltimore, Maryland; and Purchase, New York were affected by the consolidation. The following is a summary of restructuring charges related to the facilities consolidation and staff reductions during fiscal 2001:

Employee compensation and benefits:	
Severance pay and benefits	$ 2,836
Occupancy and equipment costs:	
Non-cancelable lease costs, net of estimated sublease income	12,926
Professional services:	
Estimated tenant improvement, commission and other costs on subleases	2,430
Other:	
Losses on impairment and abandonment of property and equipment	15,581
Losses on impairment of leasehold improvements related to non-cancelable leases	4,113
Losses on impairment of prepaid assets	382
Total restructuring charges	$38,268

The following is a summary of the activity in the restructuring liability during fiscal 2001:

Expense Category	Restructuring Charges	Utilization: Cash Payments	Utilization: Non-cash Charges[1]	Balance at Sept. 28, 2001
Employee compensation and benefits	$ 2,836	$(1,861)	$ —	$ 975[2]
Occupancy and equipment costs	12,926	(1,603)	—	11,323[3]
Professional services	2,430	—	—	2,430[3]
Other	20,076	—	(15,837)	4,239[3]
Total	$38,268	$(3,464)	$(15,837)	$18,967

[1] Non-cash charges consist of impairment and abandonment losses.
[2] The Company expects to pay remaining severance costs during fiscal 2002.
[3] The Company expects to utilize the remaining liability over the respective lease periods through fiscal 2005.

In addition, the Company recorded impairment charges of approximately $4.7 million during fiscal 2000 related to specific software applications discontinued. The impairment charges are included in Other expenses in the Statement of Operations.

Quarterly Data (Unaudited)

in thousands, except per share amounts

	For the Fiscal Year Ended September 28, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$148,446	$133,806	$119,972	$ 96,453
Client interest expense	17,524	14,819	7,385	4,218
Net revenues	130,922	118,987	112,587	92,235
Operating expenses	104,595	103,382	91,430	114,556
Operating margin	26,327	15,605	21,157	(22,321)
Advertising	63,489	44,343	18,688	8,250
Gain on sale of investment	—	—	—	(9,692)
Debt conversion expense	—	62,082	—	—
Income (loss) before income taxes	(37,162)	(90,820)	2,469	(20,879)
Net income (loss)	$ (23,032)	$ (54,191)	$ 70	$(14,024)
Basic earnings (loss) per share	$ (0.13)	$ (0.30)	$ 0.00	$ (0.07)
Diluted earnings (loss) per share	$ (0.13)	$ (0.30)	$ 0.00	$ (0.07)
Stock price data				
High	$ 17.81	$ 12.50	$ 10.02	$ 7.54
Low	$ 6.81	$ 5.06	$ 3.75	$ 3.33

	For the Fiscal Year Ended September 29, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$131,237	$194,086	$172,337	$156,790
Client interest expense	16,820	19,460	18,955	18,783
Net revenues	114,417	174,626	153,382	138,007
Operating expenses	86,593	99,604	97,945	90,733
Operating margin	27,824	75,022	55,437	47,274
Advertising	61,519	69,469	47,844	46,989
Income (loss) before income taxes	(33,695)	5,553	7,593	285
Net income (loss)	$ (21,711)	$ 3,202	$ 4,598	$ 286
Basic earnings (loss) per share	$ (0.12)	$ 0.02	$ 0.03	$ 0.00
Diluted earnings (loss) per share	$ (0.12)	$ 0.02	$ 0.03	$ 0.00
Stock price data				
High	$ 30.75	$ 24.25	$ 20.25	$ 20.81
Low	$ 16.25	$ 15.13	$ 11.00	$ 11.38

Quarterly amounts may not sum to year end totals due to rounding.

Shareholder Information

Corporate Headquarters
4211 South 102nd St.
Omaha, NE 68127
1-800-237-8692

Mailing Address
P.O. Box 3288
Omaha, NE 68103-0288

Internet Sites
To view the interactive version of this annual report, please visit the Ameritrade Holding Corporation Web site at: www.amtd.com.

Other corporate Web sites:
www.ameritrade.com
www.ameritradeplus.com
www.ameritradepro.com
www.accutrade.com
www.freetrade.com
www.investorscup.com
www.ameritradeindex.com
www.tradecast.com
www.advancedclearing.com
www.ameritradeatwork.com
www.ameritradeinstitutional.com
www.amerivestinc.com
www.onmoney.com

Common Stock
The Class A Common Stock of Ameritrade Holding Corp. is listed on the Nasdaq Stock Market's National Market System under the symbol "AMTD." As of December 12, 2001, there were approximately 78,000 holders of the Company's Class A Common Stock. As of December 12, 2001, there were two holders of the Company's Class B Common Stock. The Class B Common Stock is not listed on any exchange and is not traded over the counter.

Annual Meeting
The 2001 Annual Meeting of the Ameritrade Holding Corp. shareholders will take place at 9:00 a.m. (Central Time) on Tuesday, February 12, 2002, at the Joslyn Art Museum, 2200 Dodge Street, in Omaha, Nebraska.

Annual Report on Form 10-K and Investor Relations
Copies of the Company's Annual Report on Form 10-K along with news releases, other recent SEC filings and general shareholder information are available without charge at the Ameritrade Holding Corp. web site at www.amtd.com, by calling Investor Relations at 1-800-237-8692, or by writing Investor Relations at the Company's address.

E-mail Director of Investor Relations
amtdinfo@ameritrade.com

Dividend Policy
The Company has not declared or paid cash dividends on its Common Stock. The Company currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's revolving credit agreement prohibits the payment of cash dividends. The payment of any future dividends will be at the discretion of the Company's Board of Directors, subject to the provisions of the revolving credit agreement and will depend upon a number of factors, including future earnings, the success of the Company's business activities, capital requirements, the general financial condition and future prospects of the Company's business, general business conditions and such other factors as the Board of Directors may deem relevant.

Independent Accountants
Deloitte & Touche LLP
2000 First National Center
Omaha, NE 68102

Transfer Agent
The Bank of New York
1-800-524-4458

Transfer Agent E-mail Address
shareowner-svcs@email.bankofny.com

Transfer Agent Web Site
stock.bankofny.com

Address Shareholder Inquiries to:
The Bank of New York
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

Send Certificates for Transfer and Address Changes to:
The Bank of New York
Receive and Deliver Department – 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Design: VSA Partners, Inc., Chicago Photography: Paul Elledge Printing: H. MacDonald Printing

Board of Directors and Executive Officers

Board of Directors

J. Joe Ricketts
Chairman and Founder

Gene L. Finn
Former Chief Economist,
Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD)

David W. Garrison
Chairman and CEO, Verestar

Thomas Y. Hartley
Chairman, Southwest Gas Corp.

Charles L. Marinaccio
Director, Securities Investor Protection Corporation (SIPC)

Mark L. Mitchell
Associate Professor of Business Administration (Finance)
Harvard University and Principal,
CNH Partners

J. Peter Ricketts
President, Private Client Division,
Vice Chairman and
Corporate Secretary

Robert T. Slezak
Management Consultant

John W. Ward
Chairman,
Transition International, Inc.

Executive Officers

J. Joe Ricketts
Chairman and Founder

Joseph H. Moglia
Chief Executive Officer

Raymond C. Dury
Senior Vice President,
Co-Chief Information Officer

Phylis M. Esposito
Executive Vice President,
Chief Strategy Officer

Kurt D. Halvorson
Executive Vice President,
Chief Administrative Officer

Ellen L. Koplow
Senior Vice President,
General Counsel

John R. MacDonald
Executive Vice President,
Chief Financial Officer and Treasurer

Anne L. Nelson
Senior Vice President,
Chief Marketing Officer

Vincent Passione
President,
Institutional Client Division

J. Peter Ricketts
President, Private Client Division,
Vice Chairman and
Corporate Secretary

Ameritrade™

www.amtd.com/ar2001